April 3, 2012

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Tidewater Inc. File No. 001-16311

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of

March 13, 2012.

Sincerely, TIDEWATER INC.

/s/ Quinn P. Fanning
Quinn P. Fanning Executive Vice President and Chief Financial Officer

April 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tidewater Inc.

Form 10-K for Fiscal Year Ended March 31, 2011

Filed May 19, 2011

File No. 001-16311

Ladies and Gentlemen:

This letter is the response of Tidewater Inc. (the “Company” or “Tidewater”) to the staff’s comment letter dated March 13, 2012 regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2011. For the staff’s convenience, we have numbered and reproduced below the full text of the staff’s comments, each of which is followed by the Company’s response.

Management’s Discussion and Analysis

Vessel Class Revenue and Statistics by Segment, page 42

1.	In regard to “the number of days available for work” for purposes of computing your utilization rates, please clarify for us and in your disclosure the circumstances in which you consider a vessel to be available and unavailable for work. For example, a vessel undergoing a drydocking may be considered unavailable for work for the number of days in drydock.

Response: In calculating the number of days a vessel is available to work in a reporting period, we include all vessels in active service and all stacked vessels. As noted on page 42 of our Form 10-K for the fiscal year ended March 31, 2011 (the FY11 10-K), the vessels withdrawn from service, which only number four out of 356 vessels owned at the balance sheet date, are not included in days available for work. If a vessel is undergoing a drydocking or is currently stacked, we still include those days as available for work. While there may be diversity in the practices of other registrants in the industry, we believe that our approach to computing the number of days available for work is preferable as it results in a more conservative utilization rate and provides management and investors a better metric to assess the impact on our results of operations of the drydocking and stacking of vessels and the productivity of vessels and related equipment, which is the largest asset included on our consolidated balance sheet.

Below is an example of the disclosure we will make in our next filing:

Vessel utilization is determined primarily by market conditions and to a lesser extent by drydocking requirements. Vessel day rates are determined by the demand created largely

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

through the level of offshore exploration, field development and production spending by energy companies relative to the supply of offshore service vessels. Suitability of equipment and the degree of service provided may also influence vessel day rates. Vessel utilization rates are calculated by dividing the number of days a vessel works during a reporting period by the number of days the vessel is available to work in the reporting period. Average day rates are calculated by dividing the revenue a vessel earns during a reporting period by the number of days the vessel worked in the reporting period. Vessel utilization and average day rates are calculated on all vessels in service (which includes vessels in drydock) and, as such do not include vessels withdrawn from service (four vessels at March 31, 2011) or joint venture vessels (10 vessels at March 31, 2011). The following tables compare revenues, day-based utilization percentages and average day rates by vessel class and in total for each of the quarters in the years ended March 31:

Liquidity, Capital Resources and Other Matters, page 52

2.	We note that a substantial amount of your results are generated from, and assets are located, outside of the United States. You disclose that U.S. deferred income taxes have not been provided on approximately $1.7 billion related to investments in foreign subsidiaries as such amounts are considered to be essentially permanent in duration. In view of the preceding, please clarify for us and disclose, to the extent material, the amount of cash and cash equivalents on hand at the end of the latest period reported in your annual and interim filings that is located outside of the United States. If material, disclose the overall impact on your liquidity of the availability of such cash to your U.S. operations and related effect on income taxes upon the repatriation of the associated undistributed earnings, along with a statement of your intention or need to repatriate the funds. Refer to Item 303(a)(1) of Regulation S-K, and Section IV of Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: Tidewater’s foreign subsidiaries maintain certain amounts of cash and cash equivalents in foreign bank accounts. At December 31, 2011 and March 31, 2011, these amounts were $65.4 million and $17.4 million, or 35% and 7%, of total cash and cash equivalents, respectively.

Tidewater does not intend to repatriate any of these foreign cash and cash equivalents and considers all such funds permanently invested, and as such, not currently subject to US taxation. We expect the current operational cash needs of the Company’s domestic operations to be satisfied through a combination of cash flows generated by domestic businesses as a result of the sale of its services to customers in the United States and, when needed, short-term borrowings under its credit facility. In addition, our foreign subsidiaries have intercompany liabilities due to our consolidated US tax payor, Tidewater Inc. and it’s wholly owned US subsidiaries, of $747.1 million at December 31, 2011 and $599.4 million at March 31, 2011, under which arrangement cash could be repatriated back to the US with no tax liability.

Tidewater’s consolidated debt was $825.0 million as of December 31, 2011 and $700.0 million at March 31, 2011 and, based on our most recent quarterly dividend, annual dividends are approximately $50.0 million, all of which are to be paid by our domestic subsidiaries. Total

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

commitments for new vessels was $494.2 million at March 31, 2011, of which $89.3 million was committed for the construction of domestic vessels. As well, lease commitments totaled $63.2 million at March 31, 2011 (of which $59.7 million relates to domestic leases). The existing cash and cash equivalent balance at that same date was $245.7 million, of which $228.3 million was held by domestic subsidiaries. Availability under our revolving credit facility totaling $575.0 million and future cash flows from Tidewater’s domestic and foreign subsidiaries that can be repatriated to the US tax payor without tax are expected to be adequate to fund required debt repayments, capital commitments, lease obligations and pay discretionary dividends for the foreseeable future. The Company confirms that it will provide, in future filings, disclosure of the balance of cash and investments held by foreign subsidiaries as well as disclosure to illustrate that the large majority of cash and investments is available to fund domestic operations without accrual and payment of taxes upon repatriation.

The following disclosure will be included in our next filing:

At March 31, 2011, the Company had $245.7 million in cash and cash equivalents, of which $17.4 million was held by foreign subsidiaries. The Company currently intends that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of its foreign subsidiaries in the normal course of business. Moreover, the Company does not currently intend to repatriate earnings of foreign subsidiaries to the United States because cash generated from the Company’s domestic businesses and credit available under its domestic financing facilities, as well as, the repayment of intercompany liabilities from foreign subsidiaries, are currently sufficient (and are expected to continue to be sufficient for the foreseeable future) to fund the cash needs of its operations in the United States. However, if, in the future, cash and cash equivalents held by foreign subsidiaries are needed to fund the Company’s operations in the United States, the repatriation of such amounts to the United States could result in a significant incremental tax liability in the period in which the decision to repatriate occurs. Payment of any incremental tax liability would reduce the cash available to the Company to fund its operations by the amount of taxes paid.

Operating Activities, page 54

3.	In your annual and interim filings, please provide an analysis between comparable periods presented in regard to the material changes in cash flows of operating activities. For example, net cash provided by operating activities decreased $64 million or 20%, $196 million or 37%, and $60 million or 28% for the annual periods ended 2011 and 2010 and nine months ended December 2011, respectively, when compared to the respective corresponding prior year period, but no analysis of these changes was provided. Please note that your analysis should be in terms of cash (i.e., the items that affected cash and how cash was so affected), with discussion of the factors underlying the items cited as causes of variances in operating cash flows between comparable periods in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended added disclosure.

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Response: Attached as Exhibit A is an example of our intended disclosure to provide the requested information. It is also important to note that should any comparison of cash flows from operating activities indicate that there would be a significant impact on our ability to make required payments on our debt or to continue to pay dividends, we would separately discuss those liquidity effects.

Application of Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 61

4.	We note your consistent history of recording impairments of vessels that appear to be material in each period. In this regard, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment. Your discussion should provide greater insight into the possible variability of your estimates and assumptions and their sensitivity to change. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels and the reason why impairment was not recorded. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Response: We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our process for impairment review is a two-pronged approach.

First, we review our fleet of active vessels by asset group, which combines vessels with similar operating and marketing characteristics. In estimating the future undiscounted cash flows generated by an asset group, the primary estimates and assumptions include utilization rates, average dayrates, and average daily operating expenses for each asset group. These estimates are made by management based on recent actual trends in utilization, dayrates and operating costs as well as our expectations of market conditions during the period of future cash flows. All of these estimates are subject to significant variability and are sensitive to changes in market conditions. We are unaware of circumstances where the market value of these asset groups may have declined below their carrying value because we do not review the market values of the asset groups unless there is a shortfall of projected undiscounted cash flows. Historically, the projected cash flows associated with the asset groups has not resulted in a shortfall and no further analysis has been required or is prepared.

Second, we review our stacked fleet for impairment at the individual vessel level. Over the past several years, demand for offshore support vessels, and particularly older offshore support vessels, has decreased and we have utilized the stacking of vessels to save operating costs. This is also the first step in identifying primarily older equipment that has been identified for possible future disposition. The stacked vessels are more likely to result in impairments

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

because in performing the impairment analysis they are not projected to generate future operating cash flows. For all of the periods presented in our FY11 10-K, the impairments recorded have come from our reviews of the individual vessels within our stacked fleet. The primary estimate made in this review is an estimate of each stacked vessel’s fair market value. This estimate is made by management after considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service and actual recent sales of similar vessels. In certain situations we obtain an estimate of the fair value of the stacked vessel from third party appraisers or brokers. Our stacked vessel impairment review procedures also include a review of the accuracy of estimates used in prior reviews, when individual vessels are ultimately disposed. As evidence of the accuracy of our historical estimates, we note that the Company has consistently recorded modest gains on the sales of stacked vessels.

Please see Exhibit B for a copy of our intended revised disclosure.

Signatures of Registrant, page 74

5.	Please confirm that in future filings your principal financial officer and principal accounting officer or controller will sign the annual report in their individual capacities.

Response: We confirm that in future filings our principal financial officer and principal accounting officer/controller will sign the annual report in their individual capacities.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Properties and Equipment, page F-9

6.	Our understanding is that major repair costs are only capitalized on those vessels whose original useful lives have expired. We interpret this to mean that major repair costs incurred during the original depreciable life are expensed as incurred. Please revise your disclosure for this latter point or advise.

Response: Your interpretation is correct that major repair costs incurred during the original depreciable life of a vessel are expensed as incurred. See revised disclosure below.

Maintenance and repairs (including major repair costs) are expensed as incurred during the asset’s original estimated useful life (its original depreciable life). Major repair costs incurred after the original estimated depreciable life that also have the effect of extending the useful life of the asset are capitalized and amortized over 30 months. Vessel modifications that are performed for a specific customer contract are capitalized and amortized over the firm contract term. Major modifications to equipment are capitalized and amortized over the remaining life of the equipment. The majority of the Company’s vessels require certification inspections twice in every five year period, and the Company schedules these vessel drydockings when it is anticipated that the work can be performed. While the actual length of time between drydockings can vary, we use a 30 month

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

amortization period for the costs of these drydockings as an average time between the required certifications.

7.	Our understanding is that the extended useful life of 30 months assigned after the original depreciable life has expired represents the average time between drydockings in satisfaction of certification inspections required two times every 5 years. Please revise your disclosure to clarify what this 30 month extended life represents or advise.

Response: Your understanding is correct. Please see the intended changes to the disclosure in response to comment No. 6 above.

8.	Please clarify for us and in your disclosure your accounting for nonmajor repair costs incurred after the original depreciable life. In so doing, explain what you consider to be a major and nonmajor repair cost and the types of costs incurred or activities performed for each.

Response: Nonmajor repair costs, or what we refer to as routine repair and maintenance, are expensed as incurred without regard to the age of the vessel. Routine repair and maintenance are smaller dollar value (typically less than $100,000) items such as cleaning and repairing main engines, replacement or maintenance to generators, required maintenance to safety equipment such as life rafts and fire extinguishers. These types of repairs generally do not increase the capabilities of a vessel or extend the life of the vessel and are, therefore, expensed as incurred. Major repair and maintenance are typically higher dollar value items and examples include replacing steel in the hull of the vessel, complete overhaul of the main engines, replacement of gearboxes, etc. If incurred after the original estimated depreciable life of the vessel, these types of major repairs are intended to increase the capabilities of an asset and/or extend the useful life of the asset and are, therefore, capitalized and amortized over 30 months. Please see the intended changes to the disclosure in response to comment No. 6 above.

9.	Assuming that major repair costs incurred during the original depreciable life are expensed as incurred, please explain to us and in your disclosure the basis for recognizing major repair costs over 30 months after the original depreciable life has expired. That is, explain the change in facts, circumstances and/or characteristics that justify the difference in treatment of these costs before and after the original depreciable life has expired.

Response: All repair and maintenance costs incurred during a vessel’s original depreciable life are expensed as incurred. During this time we are depreciating the vessel down to its salvage value and the costs are incurred in order to maintain the vessel in its operating condition. Once the vessel has reached the end of its original depreciable life and its salvage value, major repair and maintenance costs are incurred in order to extend the life of the vessel. A regulatory drydocking carried out during a vessel’s original depreciable life is much the same as a drydocking carried out after it is fully depreciated, except possibly for the magnitude or volume of the work required in order to maintain the certification. Please see the intended changes to the disclosure in response to comment No. 6 above.

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Impairment of Long-Lived Assets, page F-10

10.	We note that stacked vessels comprise a relatively high percentage of your entire fleet. We understand that you stack vessels for which you do not foresee opportunities to profitably or strategically operate them in the near future. We further understand that your assessment of impairment of vessels starts with a comparison of the estimated future undiscounted cash flows generated by an asset group to the asset group’s carrying value, and that stacked vessels are evaluated as a group for impairment separate from vessels that are active. In regard to all of the preceding, for stacked vessels please explain to us and disclose the basis for determining (i) their undiscounted cash flows, (ii) their fair value, (iii) the amount of any impairment and (iv) how their fair value compares to their carrying amount at each of March 31, 2011 and December 31, 2011.

Response: While the number of stacked vessels (90 at March 31, 2011) as a percentage of our consolidated vessel count may be a relatively high percentage, we note that the stacked vessels contribute no revenue to the Company’s consolidated results of operations, and the carrying value of the stacked vessels ($40.2 million or 1.4% of net properties and equipment, at March 31, 2011) relative to consolidated net properties and equipment is not significant. We will also point out, and have added clarifying disclosure in Exhibit B, that stacked vessels are not evaluated for impairment as a group but rather individually (active vessels are evaluated in groups as discussed in the response to Comment No. 4 above).

At March 31, 2011, the 90 stacked vessels had an estimated aggregate fair value of $90.0 million, which exceeds their aggregate carrying amount of $40.2 million by $49.8 million.

At December 31, 2011, the 79 stacked vessels had an estimated aggregate fair value of $100.5 million, which exceeds their aggregate carrying amount of $42.5 million by $58.0 million.

11.	In connection with the above comment, please explain to us and disclose whether utilization rates are factored into your impairment assessment for all vessels, whether active or stacked, and if so, how. If utilization rates are not factored into your impairment assessment, please explain to us why not.

Response: As noted in the suggested disclosure included in Exhibit B, utilization statistics are factored into our impairment analysis for active vessels. Utilization statistics are not factored into our impairment analysis of stacked vessels since there is no projection of future cash flows to be obtained from operating the vessels, but rather an estimate of each individual vessel’s fair value (also as disclosed in the suggested disclosure included in Exhibit B).

Earnings per Share, page F-13

12.	Please provide all disclosures required by ASC 260-10-50-1 as appropriate.

Response: In future filings we will disclose earnings per share as required by ASC 260-10-50-1, as appropriate. We will modify our Earnings Per Share Summary of Significant Accounting

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Policies and will add an Earnings Per Share Footnote. Attached as Exhibit C is an example of our intended disclosure.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 6: Commitments and Contingencies

Sonatide, page 12

13.	You disclose that more of your vessels are deployed in Angola and more revenue is derived from your operations in Angola than in or from any of your other countries of operation. Please disclose the number of vessels deployed in your Angola operations at the latest balance sheet date presented, and revenues generated by your operations in Angola for the most recently completed annual and interim period, so that investors may have an understanding of your relative exposure in this country.

Response: The Company generated approximately $237.5 million (22.5% of consolidated revenues) of revenues from its Angolan operation for the year ended March 31, 2011 and approximately $190.5 million (24.5% of consolidated revenues) for the nine months ended December 31, 2011. We will disclose this in our next filing and have provided similar disclosure in our press release, filed on Form 8-K on March 16, 2012, discussing the status of the joint venture negotiations. We do not believe that any further disclosure (e.g., number of vessels deployed) is necessary in order to give investors an understanding of our relative exposure in this country. It should be noted that in the Form 10-Q for the quarterly period ended September 30, 2011, we changed our reportable segments. Sub-Saharan Africa/Europe, which includes our operations in Angola, is reported as a separate segment.

14.	We note your disclosures that your investments in unconsolidated affiliates, generally 50% or less owned partnerships and corporations, are accounted for by the equity method and that unconsolidated joint venture companies are not consolidated in your balance sheet. In connection with the revenues generated by your Angolan joint venture, in which you have a 49% interest, referred to in the preceding comment, please explain to us how your apparent unconsolidated investment in this joint venture affects the amount of revenues you report and the basis for this affect.

Response: The Company owns a 49% interest in Sonatide Marine Ltd. (Sonatide), a joint venture between the Company and Sonangol, the national oil company of Angola. Sonatide has a fleet of 10 vessels as of March 31, 2011, which operate in the waters offshore Angola. Additionally, the Company and its consolidated subsidiaries market an additional 85 Company owned vessels through Sonatide to energy companies for operation in the waters offshore Angola. An inability to continue the joint venture could have a significant impact on our Equity in the Net Earnings of Unconsolidated Companies (which primarily represents our 49% interest in the results of operating the 10 vessels owned by Sonatide) and on our Vessel Revenues, to the extent that the 85 Company owned vessels marketed through Sonatide were unable to find

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

suitable alternative contracts, and on our Vessel Operating Costs, if there is a need to redeploy the vessels currently dedicated to work in Angola to other markets.

This letter confirms our understanding that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

2000 West Sam Houston Parkway South

Suite 1280

Houston, TX 77042-2752

(713) 470-5231

or by e-mail at

qfanning@tdw.com

Sincerely, TIDEWATER INC.

/s/ Quinn P. Fanning
Quinn P. Fanning Executive Vice President and Chief Financial Officer

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Exhibit A

Operating Activities for the Interim Periods ended December 31, 2011 and 2010

Net cash provided by operating activities for the nine months ended December 31, is as follows:

(In thousands)	2011	2010	Change
Net earnings	$53,769	93,597	(39,828)
Depreciation and amortization	102,771	105,853	(3,082)
Provision (benefit) for deferred income taxes	(24,035)	(12,114)	(11,921)
Gain on asset dispositions, net	(13,671)	(11,621)	(2,050)
Goodwill impairment	30,932	—	30,932
Changes in operating assets and liabilities	2,940	27,979	(25,039)
Other non-cash items	4,994	14,356	(9,362)

Net cash provided by operating activities	$157,700	218,050	(60,350)

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period. Cash flows from operations decreased $60.4 million, or 28%, to $157.7 million, during the nine months ended December 31, 2011 as compared to $218.1 million for the nine months ended December 31, 2010, due primarily to a decrease in net income and to changes in net operating assets and liabilities; specifically, an increase in trade and other receivable balances because of $59.2 million lower cash collections from customers partially offset by $22.9 million decrease in customer billings.

Operating Activities for the Years ended March 2011 and 2010

Net cash provided by operating activities for the years ended March 31, is as follows:

(In thousands)	2011	Change	2010	Change	2009
Net earnings	$105,616	(153,860)	259,476	(147,422)	406,898
Depreciation and amortization	140,576	10,392	130,184	3,953	126,231
Provision (benefit) for deferred income taxes	(6,849)	(7,418)	569	(12,320)	12,889
Reversal of liabilities for uncertain tax positions	—	36,110	(36,110)	(36,110)	—
Gain on asset dispositions, net	(13,228)	14,950	(28,178)	(927)	(27,251)
Provision for Venezuelan operations, net	—	(43,720)	43,720	43,720	—
Changes in operating assets and liabilities	22,229	68,961	(46,732)	(50,479)	3,747
Other non-cash items	15,862	10,530	5,332	3,957	1,375

Net cash provided by operating activities	$264,206	(64,055)	328,261	(195,628)	523,889

Net cash provided by operating activities for any period will fluctuate according to the level of business activity for the applicable period. Cash flows from operations decreased $64.1 million, or 20%, to $264.2 million, during fiscal 2011 as compared to $328.3 million during fiscal 2010, due primarily to a decrease in net income, which was partially offset by changes in net operating assets and liabilities; specifically, decreases in trade and other receivable balances primarily due to $68.9 million lower cash collections from customers, $12.5 million devaluation in Venezuelan bolivar fuerte receivables (which occurred in fiscal 2010) offset by $127.9 million decrease in customer billings, $16.1 million increase in trade payables due to the timing of payments which provided cash, and increases in other current liabilities (primarily tax liabilities) because of tax settlements, net of refunds, with the U.S. federal government ($6.1 million) and the State of Louisiana ($3.2 million).

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Cash flows from operations decreased $195.6 million, or 37%, to $328.3 million, during fiscal 2010 as compared to $523.9 million during fiscal 2009, due primarily to decreases in net income and changes in net operating assets and liabilities; specifically, a $12.4 million decrease in trade payables due to the timing of payments, which used cash, and decreases in other current liabilities (primarily tax liabilities) because of tax settlements, net of refunds, with the State of Louisiana ($2.7 million) and $12.3 million reduction in foreign taxes payable (resulting from tax settlements with various foreign tax jurisdictions and a reduction in foreign tax liabilities resulting from a decrease in business activity).

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Exhibit B

Impairment of Long-Lived Assets

The Company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that have not been stacked, we group together for impairment testing purposes vessels with similar operating and marketing characteristics. We also subdivide our groupings of assets with similar operating and marketing characteristics between our older vessels and newer vessels.

The Company estimates cash flows based upon historical data adjusted for the Company’s best estimate of future market performance that is based on industry trends. If an asset group fails the undiscounted cash flow test, the Company uses the discounted cash flow method to determine the estimated fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Impairment or Disposal of Long-lived Assets, to the carrying value of each asset group in order to determine if impairment exists. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment include utilization rates, average dayrates, and average daily operating expenses. These estimates are made based on recent actual trends in utilization, dayrates and operating costs and reflect management’s best estimate of market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed and they are reasonably likely to continue to change as market conditions change in the future. Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As the Company’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the Company also performs a review of its stacked vessels and vessels withdrawn from service every six months or whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates each stacked vessel’s fair value by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. In certain situations we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers. The Company records an impairment charge when the carrying value of a vessel withdrawn from service or stacked vessel that is unlikely to return to service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. The Company has consistently recorded modest gains on the sale of stacked vessels.

Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Exhibit C

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings Per Share

The Company follows ASC 260, Earnings Per Share, and reports both basic earnings per share and diluted earnings per share. The calculation of basic earnings per share is computed based on the weighted average number of shares of common stock outstanding. Dilutive earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share includes the dilutive effect of stock options and restricted stock grants (both time and performance based) awarded as part of the Company’s share-based compensation and incentive plans. Per share amounts disclosed in these Notes to Consolidated Financial Statements, unless otherwise indicated, are on a diluted basis. Refer to Note         , Earnings Per Share.

EARNINGS PER SHARE FOOTNOTE

The components of basic and diluted earnings per share for the years ended March 31, are as follows:

(In thousands, except share and per share data)	2011	2010	2009
Net Income available to common shareholders (A)	$105,616	259,476	406,898
Weighted average outstanding shares of common stock, basic (B)	51,221,800	51,447,077	51,364,237
Dilutive effect of options and restricted stock awards	265,283	239,075	182,620

Weighted average common stock and equivalents (C)	51,487,083	51,689,030	51,546,857
Earnings per share, basic (A/B)	$2.06	5.04	7.92
Earnings per share, diluted (A/C)	$2.05	5.02	7.89
Additional information:
Antidilutive options and restricted stock	—	—	—